 Exhibit 99.9

IFRS USD Earning Release

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Comprehensive Income for the three months ended March 31,

(Dollars in millions except equity share and per equity share data)

	2016	2015
Revenues	2,446	2,159
Cost of sales	1,516	1,317
Gross profit	930	842
Operating expenses:
Selling and marketing expenses	134	118
Administrative expenses	171	169
Total operating expenses	305	287
Operating profit	625	555
Other income, net	114	141
Share in associate's profit/ (loss)	–	–
Profit before income taxes	739	696
Income tax expense	206	198
Net profit	533	498
Other comprehensive income
Items that will not be reclassified to profit or loss:
Re-measurements of the net defined benefit liability/asset	–	(2)
	–	(2)
Items that may be reclassified subsequently to profit or loss:
Fair value changes on available-for-sale financial assets	3	(2)
Exchange differences on translation of foreign operations	11	53
	14	51
Total other comprehensive income, net of tax	14	49
Total comprehensive income	547	547
Profit attributable to:
Owners of the company	533	498
Non-controlling interests	–	–
	533	498
Total comprehensive income attributable to:
Owners of the company	547	547
Non-controlling interests	–	–
	547	547
Earnings per equity share (*)
Basic ($)	0.23	0.22
Diluted ($)	0.23	0.22
Weighted average equity shares used in computing earnings per equity share (*)
Basic	2,285,620,957	2,285,610,264
Diluted	2,285,750,316	2,285,667,252

*	Adjusted for 1:1 bonus issue effected in the form of stock dividend in June 2015

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Interim Balance Sheets as on

(Dollars in millions except equity share)

	Note	March 31, 2016	March 31, 2015
ASSETS
Current assets
Cash and cash equivalents	2.1	4,935	4,859
Available-for-sale financial assets	2.2	11	140
Trade receivables		1,710	1,554
Unbilled revenue		457	455
Prepayments and other current assets	2.4	672	527
Derivative financial instruments	2.7	17	16
Total current assets		7,802	7,551
Non-current assets
Property, plant and equipment	2.5	1,589	1,460
Goodwill	2.6	568	495
Intangible assets		149	102
Investment in associate		16	15
Available-for-sale financial assets	2.2	273	215
Deferred income tax assets		81	85
Income tax assets		789	654
Other non-current assets	2.4	111	38
Total Non-current assets		3,576	3,064
Total assets		11,378	10,615
LIABILITIES AND EQUITY
Current liabilities
Trade payables		58	22
Derivative financial instruments	2.7	1	–
Current income tax liabilities		515	451
Client deposits		4	4
Unearned revenue		201	168
Employee benefit obligations		202	171
Provisions	2.8	77	77
Other current liabilities	2.9	940	927
Total current liabilities		1,998	1,820
Non-current liabilities
Deferred income tax liabilities		39	25
Other non-current liabilities	2.9	17	8
Total liabilities		2,054	1,853
Equity
Share capital - 5 ($0.16) par value 2,400,000,000 (1,200,000,000) equity shares authorized, issued and outstanding 2,285,621,088 (1,142,805,132) net of 11,323,576 (5,667,200) treasury shares, as of March 31, 2016 (March 31, 2015), respectively		199	109
Share premium		570	659
Retained earnings		11,083	10,090
Other reserves		–	–
Other components of equity		(2,528)	(2,096)
Total equity attributable to equity holders of the company		9,324	8,762
Non-controlling interests		–	–
Total equity		9,324	8,762
Total liabilities and equity		11,378	10,615

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements for and on behalf of the Board of Directors of Infosys Limited

	R.Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore April 15, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer and Executive Vice President	A.G.S Manikantha Company Secretary

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Comprehensive Income

(Dollars in millions except equity share and per equity share data)

	Note	Year ended March 31,
		2016	2015
Revenues		9,501	8,711
Cost of sales	2.15	5,950	5,374
Gross profit		3,551	3,337
Operating expenses:
Selling and marketing expenses	2.15	522	480
Administrative expenses	2.15	654	599
Total operating expenses		1,176	1,079
Operating profit		2,375	2,258
Other income, net		476	560
Share in associate's profit / (loss)		–	–
Profit before income taxes		2,851	2,818
Income tax expense	2.11	799	805
Net profit		2,052	2,013
Other comprehensive income
Items that will not be reclassified to profit or loss:
Re-measurements of the net defined benefit liability/asset		(2)	(8)
		(2)	(8)
Items that may be reclassified subsequently to profit or loss:
Fair value changes on available-for-sale financial assets	2.2 & 2.11	6	14
Exchange differences on translation of foreign operations		(436)	(375)
		(430)	(361)
Total other comprehensive income, net of tax		(432)	(369)
Total comprehensive income		1,620	1,644
Profit attributable to:
Owners of the company		2,052	2,013
Non-controlling interests		–	–
		2,052	2,013
Total comprehensive income attributable to:
Owners of the company		1,620	1,644
Non-controlling interests		–	–
		1,620	1,644
Earnings per equity share
Basic ($)		0.90	0.88
Diluted ($)		0.90	0.88
Weighted average equity shares used in computing earnings per equity share	2.12
Basic		2,285,616,160	2,285,610,264
Diluted		2,285,718,894	2,285,642,940

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements for and on behalf of the Board of Directors of Infosys Limited

	R.Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore April 15, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer and Executive Vice President	A.G.S Manikantha Company Secretary

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

(Dollars in millions except equity share data)

	Shares(2)	Share capital	Share premium	Retained earnings	Other reserves (3)	Other components of equity	Total equity attributable to equity holders of the company
Balance as of April 1, 2014	571,402,566	64	704	8,892	–	(1,727)	7,933
Changes in equity for the year ended March 31, 2015
Increase in share capital on account of bonus issue(1)	571,402,566	45	–	–	–	–	45
Amount utilized for bonus issue(1) (Refer Note 2.17)	–	–	(45)	–	–	–	(45)
Remeasurement of the net defined benefit liability/asset, net of tax effect	–	–	–	–	–	(8)	(8)
Dividends (including corporate dividend tax)	–	–	–	(815)	–	–	(815)
Fair value changes on available-for-sale financial assets, net of tax effect (Refer Note 2.2 and 2.11)	–	–	–	–	–	14	14
Net profit	–	–	–	2,013	–	–	2,013
Exchange differences on translation of foreign operations	–	–	–	–	–	(375)	(375)
Balance as of March 31, 2015	1,142,805,132	109	659	10,090	–	(2,096)	8,762
Changes in equity for the year ended March 31, 2016
Shares issued on exercise of employee stock options	10,824	–	–	–	–	–	–
Increase in share capital on account of bonus issue(1) (Refer Note 2.17)	1,142,805,132	90	–	–	–	–	90
Amount utilized for bonus issue(1) (Refer Note 2.17)	–	–	(90)	–	–	–	(90)
Transfer to other reserves	–	–	–	(89)	89	–	–
Transfer from other reserves on utilization	–	–	–	89	(89)	–	–
Employee stock compensation expense (refer to note 2.10)	–	–	1	–	–	–	1
Remeasurement of the net defined benefit liability/asset, net of tax effect	–	–	–	–	–	(2)	(2)
Dividends (including corporate dividend tax)	–	–	–	(1,059)	–	–	(1,059)
Fair value changes on available-for-sale financial assets, net of tax effect (Refer Note 2.2 and 2.11)	–	–	–	–	–	6	6
Net profit	–	–	–	2,052	–	–	2,052
Exchange differences on translation of foreign operations	–	–	–	–	–	(436)	(436)
Balance as of March 31, 2016 (4)	2,285,621,088	199	570	11,083	–	(2,528)	9,324

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

(1)	net of treasury shares
(2)	excludes treasury shares of 11,323,576 as of March 31, 2016, 5,667,200 as of March 31, 2015 and 2,833,600 as of April 1, 2014, held by consolidated trust.
(3)	Represents the Special Economic Zone Re-investment reserve created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.
(4)	Balance in cashflow hedging reserve as on March 31, 2016 is Nil for and on behalf of the Board of Directors of Infosys Limited

	R.Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore April 15, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer and Executive Vice President	A.G.S Manikantha Company Secretary

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(Dollars in millions)

	Year ended March 31,
	2016	2015
Operating activities:
Net Profit	2,052	2,013
Adjustments to reconcile net profit to net cash provided by operating activities :
Depreciation and amortisation	222	175
Income from available-for-sale financial assets and certificates of deposit	(27)	(48)
Income tax expense	799	805
Effect of exchange rate changes on assets and liabilities	10	15
Deferred purchase price	23	41
Provisions for doubtful trade receivable	(7)	29
Other adjustments	26	12
Changes in Working Capital
Trade receivables	(225)	(240)
Prepayments and other assets	(220)	(81)
Unbilled revenue	(27)	(6)
Trade payables	37	(3)
Client deposits	–	(2)
Unearned revenue	43	45
Other liabilities and provisions	48	103
Cash generated from operations	2,754	2,858
Income taxes paid	(892)	(1,102)
Net cash provided by operating activities	1,862	1,756
Investing activities:
Expenditure on property, plant and equipment including intangible assets, net of sale proceeds, including changes in retention money and capital creditors	(413)	(367)
Loans to employees	(11)	(1)
Deposits placed with corporation	(22)	(22)
Income from available-for-sale financial assets and certificates of deposit	26	54
Investment in associate	–	(15)
Payment for acquisition of business, net of cash acquired	(117)	(206)
Investment in preference securities	(12)	–
Investment in other available-for-sale financial assets	(3)	–
Investment in quoted debt securities	(46)	–
Redemption of certificates of deposit	–	135
Investment in liquid mutual funds	(3,676)	(3,901)
Redemption of liquid mutual funds	3,795	4,098
Investment in fixed maturity plan securities	–	(5)
Redemption of fixed maturity plan securities	5	25
Net cash used in investing activities	(474)	(205)
Financing activities:
Payment of dividend (including corporate dividend tax)	(1,059)	(815)
Net cash used in financing activities	(1,059)	(815)
Effect of exchange rate changes on cash and cash equivalents	(253)	(208)
Net increase/(decrease) in cash and cash equivalents	329	736
Cash and cash equivalents at the beginning	4,859	4,331
Cash and cash equivalents at the end	4,935	4,859
Supplementary information:
Restricted cash balance	74	58

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements for and on behalf of the Board of Directors of Infosys Limited

	R.Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore April 15, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer and Executive Vice President	A.G.S Manikantha Company Secretary

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation including Finacle, our banking solution; and offerings in the areas of Analytics, Cloud, and Digital Transformation.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the BSE Ltd. and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

The Group's unaudited condensed consolidated interim financial statements are authorized for issue by the company's Board of Directors on April 15, 2016.

1.2 Basis of preparation of financial statements

These condensed consolidated interim financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) and in accordance with IAS 34, Interim Financial Reporting, under the historical cost convention on the accrual basis except for certain financial instruments and prepaid gratuity benefits which have been measured at fair values. Accordingly, these condensed consolidated interim financial statements do not include all the information required for a complete set of financial statements. These condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company’s Annual Report on Form 20-F for the year ended March 31, 2016. Accounting policies have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements.

As the quarter and year figures are taken from the source and rounded to the nearest digits, the figures reported for all the quarters during the year might not always add up to the year figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

Associates are entities over which the group has significant influence but not control. Investments in associates are accounted for using the equity method. The investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the acquisition date. The group’s investment in associates includes goodwill identified on acquisition.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated interim financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions (also refer to note 2.11).

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of cash generating units is determined based on higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the cash-generating unit or groups of cash-generating units which are benefitting from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes

Market related information and estimates are used to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments.

1.6 Revenue recognition

The company derives revenues primarily from software development and related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its statement of comprehensive income.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22-25 years
Plant and machinery	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. (Refer note 2.5)

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Employee benefits

1.9.1 Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the group

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO and EdgeVerve, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by law of India.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/asset are recognized in other comprehensive income. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profits in the statement of comprehensive income.

1.9.2 Superannuation

Certain employees of Infosys, Infosys BPO and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.9.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The companies have no further obligation to the plan beyond its monthly contributions.

1.9.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each balance sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.10 Share - based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with IFRS 2, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

1.11 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.12 Recent accounting pronouncements

1.12.1 Standards issued but not yet effective

IFRS 9 Financial instruments: In July 2014, the International Accounting Standards Board issued the final version of IFRS 9, Financial Instruments. The standard reduces the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income.

IFRS 9 replaces the ‘incurred loss model’ in IAS 39 with an ‘expected credit loss’ model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new presentation and disclosure requirements.

The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. The Group has elected to early adopt the standard effective April 1, 2016 and the impact on the consolidated financial statements is not material.

IFRS 15 Revenue from Contract with Customers: In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted. In September 2015, the IASB issued an amendment to IFRS 15, deferring the adoption of the standard to periods beginning on or after January 1, 2018 instead of January 1, 2017.

The Group is evaluating the effect of IFRS 15 on the consolidated financial statements including the transition method to be adopted and the related disclosures. The group continues to evaluate the effect of the standard on ongoing financial reporting.

IFRS 16 Leases : On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related Interpretations. The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of comprehensive income. The Standard also contains enhanced disclosure requirements for lessees. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Group is yet to evaluate the requirements of IFRS 16 and the impact on the consolidated financial statements.

2. Notes to the Unaudited Condensed Consolidated Interim Financial Statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)

	As of
	March 31, 2016	March 31, 2015
Cash and bank deposits	4,139	4,192
Deposits with financial institutions	796	667
	4,935	4,859

Cash and cash equivalents as of March 31, 2016 and March 31, 2015 include restricted cash and bank balances of $74 million and $58 million, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents :

(Dollars in millions)

	As of
	March 31, 2016	March 31, 2015
Current accounts
ANZ Bank, Taiwan	2	1
Banamex Bank, Mexico	1	2
Bank of America, Mexico	3	4
Bank of America, USA	103	115
Bank Zachodni WBK S.A, Poland	1	1
Barclays Bank, UK	3	2
Bank Leumi, Israel (US Dollar account)	3	1
Bank Leumi, Israel (Israeli Sheqel account)	2	2
China Merchants Bank, China	1	1
Citibank N.A, China	10	3
Citibank N.A., China (U.S. Dollar account)	11	4
Citibank N.A., Costa Rica	–	1
Citibank N.A., Czech Republic	–	1
Citibank N.A., Australia	11	4
Citibank N.A., Brazil	1	4
Citibank N.A., India	–	1
Citibank N.A., Japan	2	3
Citibank N.A., New Zealand	1	1
Citibank N.A., South Africa	1	1
CitiBank N.A., USA	9	–
Commerzbank, Germany	3	3
Crédit Industriel et Commercial Bank, France	1	–
Deutsche Bank, India	1	1
Deutsche Bank, Philippines	2	1
Deutsche Bank, Philippines (U.S. Dollar account)	–	1
Deutsche Bank, Poland	1	3
Deutsche Bank, EEFC (Euro account)	5	1
Deutsche Bank, EEFC (Swiss Franc account)	1	1
Deutsche Bank, EEFC (U.S. Dollar account)	15	1
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	1	1
Deutsche Bank, Belgium	9	2
Deutsche Bank, Malaysia	1	–
Deutsche Bank, Czech Republic	2	1
Deutsche Bank, Czech Republic (U.S. Dollar account)	4	3
Deutsche Bank, France	2	–
Deutsche Bank, Germany	3	1
Deutsche Bank, Netherlands	1	–
Deutsche Bank, Singapore	1	1
Deutsche Bank, United Kingdom	26	4
HSBC Bank, Brazil	1	1
HSBC Bank, Hong Kong	–	7
ICICI Bank, India	11	5
ICICI Bank, EEFC (U.S. Dollar account)	2	2
Nordbanken, Sweden	2	1
Punjab National Bank, India	1	1
Raiffeisen Bank, Czech Republic	1	–
Raiffeisen Bank, Romania	1	–
Royal Bank of Scotland, China	–	7
Royal Bank of Scotland, China (U.S. Dollar account)	–	7
Royal Bank of Canada, Canada	12	3
State Bank of India, India	1	–
Silicon Valley Bank, USA	1	11
Silicon Valley Bank, (Euro account)	10	3
Silicon Valley Bank, (United Kingdom Pound Sterling account)	3	1
Union Bank of Switzerland AG	2	2
Union Bank of Switzerland AG, (Euro account)	2	1
Union Bank of Switzerland AG, (U.S. Dollar account)	4	–
Union Bank of Switzerland AG, (United Kingdom Pound Sterling account)	1	–
Wells Fargo Bank N.A., USA	3	6
Westpac, Australia	1	1
	303	236
Deposit accounts
Allahabad Bank	–	32
Andhra Bank	143	27
Axis Bank	202	239
Bank of Baroda	–	383
Bank of India	11	431
Canara Bank	339	501
Central Bank of India	232	221
Citibank	19	–
Corporation Bank	194	204
Deutsche Bank, Poland	36	19
Development Bank of Singapore	–	6
HDFC Bank Ltd.	400	336
ICICI Bank	634	507
IDBI Bank	287	137
Indian Overseas Bank	189	104
Indusind Bank	38	12
ING Vysya Bank	–	16
Jammu & Kashmir Bank	4	–
Kotak Mahindra Bank Limited	81	1
National Australia Bank Limited	–	14
Oriental Bank of Commerce	297	253
Punjab National Bank	3	95
South Indian Bank	3	4
State Bank of India	357	9
Syndicate Bank	191	65
Union Bank of India	21	168
Vijaya Bank	46	75
Yes Bank	109	97
	3,836	3,956
Deposits with financial institutions
HDFC Limited, India	796	667
	796	667
Total	4,935	4,859

2.2 Available-for-sale financial assets

Primarily investments in mutual fund units, quoted debt securities, unquoted equity and preference securities are classified as available-for-sale financial assets.

Cost and fair value of these investments are as follows:

(Dollars in millions)

	As of
	March 31, 2016	March 31, 2015
Current
Mutual fund units:
Liquid mutual fund units
Cost and fair value	10	135
Quoted debt securities:
Cost	1	–
Gross unrealized holding gains/(losses)	–	–
Fair value	1	–
Fixed Maturity Plan Securities
Cost	–	5
Gross unrealized holding gains	–	–
Fair value	–	5
	11	140
Non-current
Quoted debt securities:
Cost	250	216
Gross unrealized holding gains/(losses)	6	(1)
Fair value	256	215
Unquoted equity and preference securities:
Cost	14	–
Gross unrealized holding gains	–	–
Fair value	14	–
Others:
Cost	3	–
Gross unrealized holding gains	–	–
Fair value	3	–
	273	215
Total available-for-sale financial assets	284	355

Mutual fund units:

Liquid mutual funds:

The fair value of liquid mutual funds as of March 31, 2016 and March 31, 2015 was $10 million and $135 million, respectively. The fair value is based on quoted prices.

Fixed maturity plan securities:

During the year ended March 31, 2016, the company redeemed fixed maturity plans securities of $5 million. On redemption, the unrealised gain of less than $1 million pertaining to these securities has been reclassified from other comprehensive income to profit or loss.

The fair value of fixed maturity plan securities as of March 31, 2015 is $5 million. The fair value is based on quotes reflected in actual transactions in similar instruments as available on March 31, 2015. The net unrealized gain of less than $1 million, net of taxes has been recognized in other comprehensive income for the year ended March 31, 2015. (Refer to note 2.11).

During the year ended March 31, 2015, the company redeemed fixed maturity plans securities of $19 million. On redemption, the unrealised gain of $1 million, net of taxes of $1 million, pertaining to these securities has been reclassified from other comprehensive income to profit or loss during the year ended March 31, 2015.

Quoted debt securities:

The fair value of quoted debt securities as on March 31, 2016 and March 31, 2015 was $257 million and $215 million, respectively. The net unrealized gain of $6 million, net of taxes of $1 million, has been recognized in other comprehensive income for the year ended March 31, 2016. The net unrealized gain of $15 million, net of taxes of $2 million, has been recognized in other comprehensive income for the year ended March 31, 2015. The fair value is based on the quoted prices and market observable inputs (Refer note 2.11).

2.3 Business combination

Noah Consulting LLC

On November 16, 2015, Infosys has acquired 100% membership interest in Noah Consulting, LLC (Noah), a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $33 million, contingent consideration of upto $5 million and an additional consideration of upto $32 million, referred to as retention bonus payable to the employees of Noah at each anniversary year following the acquisition date for the next three years, subject to their continuous employment with the group at each anniversary.

This acquisition combines Noah’s industry knowledge, information strategy planning, data governance and architecture capabilities with Infosys’ ability to provide technology and outsourcing services on a global scale to oil and gas clients. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(Dollars in millions)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	6	–	6
Intangible assets – technical knowhow	–	4	4
Intangible assets – trade name	–	4	4
Intangible assets - customer contracts and relationships	–	18	18
	6	26	32
Goodwill			5
Total purchase price			37

*	Includes cash and cash equivalents acquired of $3 million.

Goodwill of $1 million is tax deductible. The remaining goodwill is tax deductible over the tax life on payment of contingent consideration.

The gross amount of trade receivables acquired and its fair value is $4 million and the amounts have been largely collected.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows:

(Dollars in millions)

Component	Consideration settled
Cash paid	33
Fair value of contingent consideration	4
Total purchase price	37

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Noah on achievement of certain financial targets. At acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 32% and the probabilities of achievement of the financial targets. During year ending March 31, 2016, based on an assessment of Noah achieving the targets for the year ending December 31, 2015 and December 31, 2016, the entire contingent consideration has been reversed in the statement of comprehensive income

The retention bonus is treated as a post-acquisition employee remuneration expense as per IFRS 3R. For the period from the closing of the acquisition to March 31, 2016, a post-acquisition employee remuneration expense of $8 million has been recorded in the statement of comprehensive income.

The transaction costs of $2 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2016.

Finacle and Edge Services

On April 24, 2015, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, a wholly owned subsidiary, to transfer the business of Finacle and Edge Services. Post the requisite approval from shareholders through postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. The company has undertaken an enterprise valuation by an independent valuer and accordingly the business were transferred for a consideration of 3,222 crore (approximately $491 million) and 177 crore (approximately $27 million) for Finacle and Edge Services, respectively.

The consideration was settled through issue of 85,00,00,000 equity shares amounting to 850 crore (approximately $129 million) and 25,49,00,000 non-convertible redeemable debentures amounting to 2,549 crore (approximately $389 million) in EdgeVerve, post the requisite approval from shareholders on December 11, 2015.

The transfer of assets and liabilities was accounted for at carrying values and did not have any impact on the consolidated financial statements.

Kallidus Inc. (d.b.a Skava)

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., US (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $91 million and a contingent consideration of up to $20 million.

Infosys expects to help its clients bring new digital experiences to their customers through IP-led technology offerings, new automation tools and skill and expertise in these new emerging areas. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(Dollars in millions)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	6	–	6
Intangible assets – technology	–	21	21
Intangible assets – trade name	–	2	2
Intangible assets - customer contracts and relationships	–	27	27
Deferred tax liabilities on Intangible assets	–	(20)	(20)
	6	30	36
Goodwill			71
Total purchase price			107

*	Includes cash and cash equivalents acquired of $4 million.

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is $9 million and the amounts have been fully collected.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows:

(Dollars in millions)

Component	Consideration settled
Cash paid	91
Fair value of contingent consideration	16
Total purchase price	107

The payment of contingent consideration to sellers of Kallidus is dependent upon the achievement of certain financial targets by Kallidus over a period of 3 years ending on December 31, 2017.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Kallidus on achievement of certain financial targets. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 14% and the probabilities of achievement of the financial targets.

The transaction costs of $2 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2016

Panaya

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc. (Panaya), a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $225 million.

Panaya’s CloudQuality™ suite positions Infosys to bring automation to several of its service lines via an agile SaaS model, and helps mitigate risk, reduce costs and shorten time to market for clients. This will help free Infosys from many repetitive tasks allowing it to focus on important, strategic challenges faced by clients. Panaya’s proven technology would help to simplify the costs and complexities faced by businesses in managing their enterprise application landscapes. The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill.

The purchase price has been allocated based on Management’s estimates and independent appraisal of fair values as follows:

(Dollars in millions)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	2	–	2
Net current assets*	6	–	6
Intangible assets – technology	–	39	39
Intangible assets – trade name	–	3	3
Intangible assets - customer contracts and relationships	–	13	13
Intangible assets – non compete agreements	–	4	4
Deferred tax liabilities on intangible assets	–	(16)	(16)
	8	43	51
Goodwill			174
Total purchase price			225

*	Includes cash and cash equivalents acquired of $19 million.

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is $9 million and the amounts have been largely collected.

The fair value of total cash consideration as at the acquisition date was $225 million.

The transaction costs of $4 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for year ended March 31, 2015.

EdgeVerve System Limited

EdgeVerve was created as a wholly owned subsidiary to focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the AGM held on June 14, 2014, the shareholders authorised the Board to enter into a Business Transfer Agreement and related documents with EdgeVerve, with effect from July 1, 2014 or such other date as may be decided by the Board of Directors. The company had undertaken an enterprise valuation by an independent valuer and accordingly the business was transferred for a consideration of $70 million with effect from July 1, 2014 which was settled through the issue of fully paid up equity shares.

The transfer of assets and liabilities was accounted for at carrying values and did not have any impact on the consolidated financial statements.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(Dollars in millions)

	As of
	March 31, 2016	March 31, 2015
Current
Rental deposits	2	4
Security deposits	1	1
Loans and advances to employees	46	35
Prepaid expenses (1)	30	16
Interest accrued and not due	106	63
Withholding taxes (1)	272	218
Deposit with corporation	187	176
Deferred contract cost(1)	7	–
Advance payments to vendors for supply of goods (1)	17	13
Other assets	4	1
	672	527
Non-Current
Loans and advances to employees	4	5
Security deposits	12	11
Deposit with corporation	9	9
Prepaid gratuity(1)	1	4
Prepaid expenses(1)	13	1
Deferred contract cost(1)	50	–
Rental Deposits	22	8
	111	38
	783	565
Financial assets in prepayments and other assets	393	313

(1)	Non financial assets

Withholding taxes primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverables. Security deposits relate principally to leased telephone lines and electricity supplies.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2016:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2015	250	940	337	535	189	6	2,257
Acquisitions through business combination (Refer Note 2.3)	–	–	–	–	–	–	–
Additions	9	68	76	168	40	1	362
Deletions	–	–	(1)	(60)	(1)	(2)	(64)
Translation difference	(15)	(53)	(20)	(28)	(10)	(1)	(127)
Gross carrying value as of March 31, 2016	244	955	392	615	218	4	2,428
Accumulated depreciation as of April 1, 2015	(3)	(317)	(207)	(365)	(132)	(3)	(1,027)
Acquisitions through business combination (Refer Note 2.3)	–	–	–	–	–	–	–
Depreciation	(1)	(33)	(49)	(84)	(24)	(1)	(192)
Accumulated depreciation on deletions	–	–	1	36	1	1	39
Translation difference	1	18	12	18	6	–	55
Accumulated depreciation as of March, 2016	(3)	(332)	(243)	(395)	(149)	(3)	(1,125)
Capital work-in progress as of March 31, 2016							286
Carrying value as of March 31, 2016	241	623	149	220	69	1	1,589
Capital work-in progress as of April 1, 2015							230
Carrying value as of April 1, 2015	247	623	130	170	57	3	1,460

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2015:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2014	190	839	284	444	170	6	1,933
Acquisitions through business combination (Refer Note 2.3)	–	–	–	2	1	–	3
Additions	69	139	69	124	30	1	432
Deletions	–	–	(3)	(13)	(3)	(1)	(20)
Translation difference	(9)	(38)	(13)	(22)	(9)	–	(91)
Gross carrying value as of March 31, 2015	250	940	337	535	189	6	2,257
Accumulated depreciation as of April 1, 2014	–	(300)	(175)	(328)	(117)	(2)	(922)
Accumulated Depreciation on acquired assets	–	–	–	(1)	–	–	(1)
Depreciation	(3)	(31)	(42)	(63)	(24)	(1)	(164)
Accumulated depreciation on deletions	–	–	2	11	3	1	17
Translation difference	–	14	8	16	6	(1)	43
Accumulated depreciation as of March 31, 2015	(3)	(317)	(207)	(365)	(132)	(3)	(1,027)
Capital work-in progress as of March 31, 2015							230
Carrying value as of March 31, 2015	247	623	130	170	57	3	1,460
Capital work-in progress as of April 1, 2014							305
Carrying value as of April 1, 2014	190	539	109	116	53	4	1,316

During the three months ended June 30, 2014, the management based on internal and external technical evaluation had changed the useful life of certain assets primarily consisting of buildings and computers with effect from April 1, 2014. Accordingly, the useful lives of certain assets required a change from previous estimate.

The depreciation expense is included in cost of sales in the statement of comprehensive income.

Carrying value of land includes $95 million and $99 million as of March 31, 2016 and March 31, 2015, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land, including agreements where the company has an option to purchase or renew the properties on expiry of the lease period.

The contractual commitments for capital expenditure were $224 million and $252 million as of March 31, 2016 and March 31, 2015, respectively.

2.6 Goodwill

Following is a summary of changes in the carrying amount of goodwill:

(Dollars in millions)

	As of
	March 31, 2016	March 31, 2015
Carrying value at the beginning	495	360
Goodwill on Panaya acquisition (Refer note 2.3)	–	174
Goodwill on Kallidus d.b.a Skava acquisition (Refer note 2.3)	71	–
Goodwill on Noah acquisition (Refer note 2.3)	5	–
Translation differences	(3)	(39)
Carrying value at the end	568	495

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGU’s, which benefit from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s.

During the year ended March 31, 2016, the Company reorganized some of its segments to enhance executive customer relationships, improve focus of sales investments and increase management oversight. Consequent to these internal reorganizations there were changes effected in the segments based on the “management approach” as defined in IFRS 8, Operating Segments. (Refer Note 2.14). Accordingly the goodwill has been allocated to the new operating segments as at March 31, 2016.

(Dollars in millions)

Segment	As of
March 31, 2016
Financial services	128
Manufacturing	64
Retail, Consumer packaged goods and Logistics	87
Life Sciences, Healthcare and Insurance	99
Energy & utilities, Communication and Services	119
497
Operating segments without significant goodwill	71
Total	568

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the group of CGU’s which is represented by the Life Sciences, Healthcare and Insurance segment.

The goodwill relating to Infosys Lodestone, Portland, Panaya and Kallidus d.b.a Skava acquisitions has been allocated to the groups of CGU’s which are represented by the entity’s operating segment.

The entire goodwill relating to Noah acquisition has been allocated to the group of CGU's which is represented by the Energy & utilities, Communication and Services segment.

The following table gives the break-up of allocation of goodwill to operating segments as at March 31, 2015:

(Dollars in millions)

Segment	As of
March 31, 2015
Financial services	106
Manufacturing	105
Energy, communication and services	51
Resources & utilities	23
Life sciences and Healthcare	31
Insurance	58
Retail, consumer packaged goods and logistics	76
Growth markets	45
Total	495

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by management and an average of the range of each assumption mentioned below. As of March 31, 2015, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

In %
Long term growth rate	9-11
Operating margins	19-20
Discount rate	14.2

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

2.7 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2016 were as follows:

      (Dollars in millions)

	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Derivatives- Hedging instruments	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	4,935	–	–	–	–	4,935
Available-for-sale financial assets (Refer to Note 2.2)	–	–	–	284	–	284
Trade receivables	1,710	–	–	–	–	1,710
Unbilled revenue	457	–	–	–	–	457
Prepayments and other assets (Refer to Note 2.4)	393	–	–	–	–	393
Derivative financial instruments	–	17	–	–	–	17
Total	7,495	17	–	284	–	7,796
Liabilities:
Trade payables	–	–	–	–	58	58
Derivative financial instruments	–	1	–	–	–	1
Client deposits	–	–	–	–	4	4
Employee benefit obligation	–	–	–	–	202	202
Other liabilities including contingent consideration (Refer note 2.9)	–	17	–	–	737	754
Total	–	18	–	–	1,001	1,019

The carrying value and fair value of financial instruments by categories as of March 31, 2015 were as follows:

      (Dollars in millions)

	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	4,859	–	–	–	4,859
Available-for-sale financial assets (Refer to Note 2.2)	–	–	355	–	355
Trade receivables	1,554	–	–	–	1,554
Unbilled revenue	455	–	–	–	455
Prepayments and other assets	313	–	–	–	313
Derivative financial instruments	–	16	–	–	16
Total	7,181	16	355	–	7,552
Liabilities:
Trade payables	–	–	–	22	22
Derivative financial instruments	–	–	–	–	–
Client deposits	–	–	–	4	4
Employee benefit obligation	–	–	–	171	171
Other liabilities (Refer note 2.9)	–	–	–	782	782
Total	–	–	–	979	979

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2016:

      (Dollars in millions)

	As of March 31, 2016	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer to Note 2.2)	10	10	–	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer to Note 2.2)	257	57	200	–
Available- for- sale financial asset- Investments in equity and preference securities (Refer to Note 2.2)	14	–	–	14
Available- for- sale financial asset- others (Refer Note 2.2)	3	–	–	3
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	17	–	17	–
Liabilities				–
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	1	–	1	–
Liability towards contingent consideration (Refer note 2.3)*	17	–	–	17

During the year ended March 31, 2016, quoted debt securities of $50 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

*Discounted $20 million at 13.7%.

A one percentage point change in the unobservable inputs used in fair valuation of the contingent consideration does not have a significant impact in its value.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2015:

      (Dollars in millions)

	As of March 31, 2015	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer to Note 2.2)	135	135	–	–
Available- for- sale financial asset- Investments in fixed maturity plan securities (Refer to Note 2.2)	5	–	5	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer to Note 2.2)	215	97	118	–
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	16	–	16	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	–	–	–	–

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:

      (Dollars in millions)

	Year ended March 31,
	2016	2015
Interest income on deposits and certificates of deposit	385	430
Income from available-for-sale financial assets	27	43
	412	473

Derivative financial instruments

The Group's holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace. The following table gives details in respect of outstanding foreign exchange forward and options contracts:

      (In millions)

	As of
	March 31, 2016	March 31, 2015
Forward contracts
In U.S. dollars	510	716
In Euro	100	67
In United Kingdom Pound Sterling	65	73
In Australian dollars	55	98
In Canadian dollars	–	12
In Singapore dollars	–	25
In Swiss Franc	25	–
Options Contracts
In U.S. dollars	125	–

The Group recognized a net gain on derivative financial instruments of $4 million and a net gain of $85 million for the year ended March 31, 2016 and March 31, 2015, respectively, which is included under other income.

The foreign exchange forward and option contracts mature within 12 months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(Dollars in millions)

	As of
	March 31, 2016	March 31, 2015
Not later than one month	238	237
Later than one month and not later than three months	516	605
Later than three months and not later than one year	157	155
	911	997

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks - market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the Indian rupee appreciates / depreciates against these currencies.

The following table gives details in respect of the outstanding foreign exchange forward and option contracts:

      (Dollars in millions)

	As of
	March 31, 2016	March 31, 2015
Aggregate amount of outstanding forward and option contracts	911	997
Gain on outstanding forward and option contracts	17	16
Loss on outstanding forward and option contracts	1	–

The following table analyses foreign currency risk from financial instruments as of March 31, 2016:

      (Dollars in millions)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	170	25	30	26	91	342
Trade receivables	1,141	193	109	90	105	1,638
Unbilled revenue	282	56	29	17	38	422
Other assets	14	6	4	2	12	38
Trade payables	(19)	(11)	(11)	(1)	(11)	(53)
Client deposits	(3)	–	–	–	(1)	(4)
Accrued expenses	(119)	(23)	(18)	(5)	(33)	(198)
Employee benefit obligation	(87)	(12)	(7)	(25)	(19)	(150)
Other liabilities	(159)	(20)	(5)	(6)	(32)	(222)
Net assets / (liabilities)	1,220	214	131	98	150	1,813

The following table analyses foreign currency risk from financial instruments as of March 31, 2015:

      (Dollars in millions)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	159	9	7	19	66	260
Trade receivables	1,075	166	87	75	96	1,499
Unbilled revenue	274	53	20	16	40	403
Other assets	13	5	3	1	10	32
Trade payables	(9)	(2)	–	–	(10)	(21)
Client deposits	(3)	–	–	–	(1)	(4)
Accrued expenses	(120)	(23)	(13)	(4)	(26)	(186)
Employee benefit obligation	(70)	(9)	(6)	(21)	(17)	(123)
Other liabilities	(122)	(19)	(4)	(3)	(101)	(249)
Net assets / (liabilities)	1,197	180	94	83	57	1,611

For the year ended March 31, 2016 and March 31, 2015, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected the company's incremental operating margins by approximately 0.50% and 0.52%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $1,710 million and $1,554 million as of March 31, 2016 and March 31, 2015, respectively and unbilled revenue amounting to $457 million and $455 million as of March 31, 2016 and March 31, 2015, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:

(In %)

	Year ended March 31,
	2016	2015
Revenue from top customer	3.6	3.3
Revenue from top five customers	13.8	13.5

Financial assets that are neither past due nor impaired

Cash and cash equivalents and available-for-sale financial assets and investments in certificates of deposit are neither past due nor impaired. Cash and cash equivalents include deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets include primarily investment in liquid mutual fund units, quoted debt securities and unquoted equity and preference securities. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Investment in quoted debt securities represents the investments made in debt securities issued by government and quasi government organizations. Of the total trade receivables, $1,258 million and $1,174 million as of March 31, 2016 and March 31, 2015, were neither past due nor impaired.

There is no other class of financial assets that is not past due but impaired except for trade receivables of $2 million and $4 million as of March 31, 2016 and March 31, 2015, respectively.

Financial assets that are past due but not impaired

The Group's credit period generally ranges from 30-60 days. The age analysis of the trade receivables have been considered from the due date. The age wise break up of trade receivables, net of allowances of $42 million and $55 million as of March 31, 2016 and March 31, 2015, respectively, that are past due, is given below:

(Dollars in millions)

	As of
Period (in days)	March 31, 2016	March 31, 2015
Less than 30	314	263
31 – 60	71	55
61 – 90	46	14
More than 90	21	48
	452	380

The reversal of provision for doubtful trade receivables for the year ended March 31, 2016 is $7 million.

The provision for doubtful trade receivables for the year ended March 31, 2015 was $29 million.

The movement in the provisions for doubtful trade receivable is as follows:

   (Dollars in millions)

	Year ended March 31,
	2016	2015
Balance at the beginning	59	36
Translation differences	(3)	(4)
Provisions for doubtful trade receivable	(7)	29
Trade receivables written off	(5)	(2)
Balance at the end	44	59

Liquidity risk

As of March 31, 2016, the Group had a working capital of $5,804 million including cash and cash equivalents of $4,935 million and current available-for-sale financial assets of $11 million. As of March 31, 2015, the Group had a working capital of $5,731 million including cash and cash equivalents of $4,859 million and current available-for-sale financial assets of $140 million.

As of March 31, 2016 and March 31, 2015, the outstanding employee benefit obligations were $202 million and $171 million, respectively, which have been substantially funded. Further, as of March 31, 2016 and March 31, 2015, the Group had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2016:

(Dollars in millions)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	58	–	–	–	58
Client deposits	4	–	–	–	4
Other liabilities (excluding liability towards acquisition - Refer Note 2.9)	732	4	1	–	737
Liability towards acquisitions on an undiscounted basis (including contingent consideration) -Refer Note 2.9	13	7	–	–	20

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2015:

(Dollars in millions)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	22	–	–	–	22
Client deposits	4	–	–	–	4
Other liabilities (excluding liabilities towards acquisition and incentive accruals - Refer Note 2.9)	704	–	–	–	704
Liability towards acquisitions on an undiscounted basis (Refer Note 2.9)	84	–	–	–	84

As of March 31, 2016 and March 31, 2015, the Group had outstanding financial guarantees of $8 million and $7 million, respectively towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the Group’s knowledge there has been no breach of any term of the lease agreement as of March 31, 2016 and March 31, 2015.

Offsetting of financial assets and financial liabilities:

The group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(Dollars in millions)

	As of		As of
	March 31, 2016		March 31, 2015
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	18	(2)	17	(1)
Amount set off	(1)	1	(1)	1
Net amount presented in balance sheet	17	(1)	16	–

2.8 Provisions

Provisions comprise the following:

(Dollars in millions)

	As of
	March 31, 2016	March 31, 2015
Provision for post sales client support and other provisions	77	77
	77	77

Provision for post sales client support and other provisions represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support and other provisions is as follows:

(Dollars in millions)

Year ended March 31, 2016
Balance at the beginning	77
Translation differences	1
Provision recognized/(reversed)	16
Provision utilized	(17)
Balance at the end	77

Provision for post sales client support and other provisions is included in cost of sales in the statement of comprehensive income.

As of March 31, 2016 and March 31, 2015, claims against the company, not acknowledged as debts, net of amounts paid (excluding demands from Indian income tax authorities- Refer to Note 2.11) amounted to $42 million (277 crore) and $42 million (261 crore), respectively.

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

2.9 Other liabilities

Other liabilities comprise the following:

(Dollars in millions)

	As of
	March 31, 2016	March 31, 2015
Current
Accrued compensation to employees	342	337
Accrued expenses	331	318
Withholding taxes payable (1)	196	145
Retainage	12	8
Liabilities of controlled trusts	25	28
Accrued gratuity	–	1
Liability towards acquisition of business	–	78
Liability towards contingent consideration (Refer note 2.3)	12	–
Others	22	12
	940	927
Non-Current
Liability towards contingent consideration (Refer note 2.3)	5	–
Accrued compensation to employees	5	–
Deferred income - government grant on land use rights (1)	7	8
	17	8
	957	935
Financial liabilities included in other liabilities	754	782
Financial liability towards acquisitions on an undiscounted basis (including contingent consideration)- Refer note 2.3	20	84

(1)	Non financial liabilities

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unpaid dividend balances and capital creditors.

2.10 Employees' Stock Option Plans (ESOP)

2015 Stock Incentive Compensation Plan (the 2015 Plan): SEBI issued the Securities and Exchange Board of India (Share based Employee Benefits) Regulations, 2014 (‘SEBI Regulations’) which replaced the SEBI ESOP Guidelines, 1999. The 2011 Plan (as explained below) was required to be amended and restated in accordance with the SEBI Regulations. Consequently, to effect this change and to further introduce stock options/ADR’s and other stock incentives, the Company put forth the 2015 Stock Incentive Compensation Plan (the 2015 Plan) for approval to the shareholders of the Company. Pursuant to the approval by the shareholders through postal ballot which ended on March 31, 2016, the Board of Directors have been authorised to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares(this includes 1,12,23,576 equity shares which are currently held by the Trust towards the 2011 Plan). 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

2011 RSU Plan (the 2011 Plan): The Company had a 2011 RSU Plan which provided for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended the establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the plan was 1,13,34,400 and the plan was expected to continue in effect for a term of 10 years from the date of initial grant under the plan. During the year ended March 31, 2015, the company made a grant of 108,268 restricted stock units (adjusted for bonus issues) to Dr. Vishal Sikka, Chief Executive Office and Managing Director. The Board in its meeting held on June 22, 2015, on recommendation of Nomination and Remuneration Committee, further granted 1,24,061 RSUs to Dr. Vishal Sikka. These RSUs are vesting over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date. Further the Company has earmarked 100,000 equity shares for welfare activities of the employees, approved by the shareholders vide postal ballot which ended on March 31, 2016. The equity shares currently held under this plan, i.e. 1,12,23,576 equity shares (this includes the aggregate number of equity shares that may be awarded under the 2011 Plan as reduced by 10,824 equity shares already exercised by Dr. Vishal Sikka and 100,000 equity shares which have been earmarked for welfare activities of the employees) have been subsumed under the 2015 Plan

Further , the award granted to Dr. Vishal Sikka on June 22, 2015 was modified by the Nomination and remuneration committee on April 14, 2016. There is no modification or change in the total number of RSUs granted or the vesting period (which is four years). The modifications relate to the criteria of vesting for each of the years. Based on the modification, the first tranche of the RSUs will vest subject to achievement of certain key performance indicators for the year ended March 31, 2016. Subsequent vesting of RSU's for each of the remaining years would be subject to continued employment.

The activity in the 2011 Plan during the year ended March 31, 2016 and March 31, 2015, respectively is set out below:

Particulars	Year ended March 31, 2016		Year ended March 31, 2015
	Shares arising out of options	Weighted average exercise price ($)	Shares arising out of options	Weighted average exercise price ($)
2011 Plan:
Outstanding at the beginning*	108,268	0.08	–	–
Granted	124,061	0.08	108,268	0.08
Forfeited and expired	–	–	–	–
Exercised	10,824	0.08	–	–
Outstanding at the end	2,21,505	0.08	1,08,268	0.08
Exercisable at the end	–	–	–	–

*	adjusted for bonus issues (Refer note 2.17)

The weighted average share price of options exercised under the 2011 Plan on the date of exercise was $16.

The weighted average remaining contractual life of RSUs outstanding as of March 31, 2016 and March 31, 2015 under the 2011 Plan was 1.98 years and 2.39 years, respectively.

The expected term of the RSU is estimated based on the vesting term and contractual term of the RSU, as well as expected exercise behaviour of the employee who receives the RSU. Expected volatility during the expected term of the RSU is based on historical volatility of the observed market prices of the company's publicly traded equity shares during a period equivalent to the expected term of the RSU.

The fair value of each RSU is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Options granted during	Fiscal 2016	Fiscal 2015
Grant date	22-Jun-15	21-Aug-14
Weighted average share price ($) *	16	58
Exercise price ($)*	0.08	0.08
Expected volatility (%)	28 - 36	30-37
Expected life of the option (years)	1 - 4	1 - 4
Expected dividends (%)	2.43	1.84
Risk-free interest rate (%)	7- 8	8 - 9
Weighted average fair value as on grant date ($) *	15	55

*	Data for Fiscal 2015 is not adjusted for bonus issues

During the year ended March 31, 2016 and March 31, 2015, the company recorded an employee stock compensation expense of $1 million and less than $1 million, respectively, in the statement of comprehensive income.

2.11 Income taxes

Income tax expense in the consolidated statement of comprehensive income comprises:

(Dollars in millions)

	Year ended March 31,
	2016	2015
Current taxes
Domestic taxes	642	511
Foreign taxes	167	282
	809	793
Deferred taxes
Domestic taxes	3	6
Foreign taxes	(13)	6
	(10)	12
Income tax expense	799	805

Income tax expense for the year ended March 31, 2016 and March 31, 2015 includes reversals (net of provisions) of $47 million and $26 millions, respectively pertaining to earlier periods.

Entire deferred income tax for the year ended March 31, 2016 and March 31, 2015 relates to origination and reversal of temporary differences.

For the year ended March 31, 2016, a deferred tax liability of $1 million, relating to available-for-sale financial assets has been recognized in other comprehensive income.

For the year ended March 31, 2015, a reversal of deferred tax asset of $2 million, relating to available-for-sale financial assets has been recognized in other comprehensive income.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(Dollars in millions)

	Year ended March 31,
	2016	2015
Profit before income taxes	2,851	2,818
Enacted tax rates in India	34.61%	33.99%
Computed expected tax expense	987	958
Tax effect due to non-taxable income for Indian tax purposes	(268)	(273)
Overseas taxes	109	134
Tax reversals, overseas and domestic	(47)	(26)
Effect of differential overseas tax rates	1	(6)
Effect of exempt non operating income	(13)	(15)
Effect of unrecognized deferred tax assets	9	7
Effect of non-deductible expenses	30	34
Additional deduction on research and development expense	(9)	(9)
Others	–	1
Income tax expense	799	805

The applicable Indian statutory tax rate for fiscal 2016 is 34.61% and fiscal 2015 is 33.99%, respectively. The change in the tax rate is consequent to the changes made in Finance Act 2015.

During the year ended March 31, 2016 and March 31, 2015, the group has claimed weighted tax deduction on eligible research and development expenditures based on the approval received from Department of Scientific and Industrial Research (DSIR) on November 23, 2011 which has been renewed effective April 2014. The weighted tax deduction is equal to 200% of such expenditures incurred.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the company has benefited from certain tax incentives that the Government of India had provided to the export of software from the specifically designated units registered under the Software Technology Parks Scheme (STP) in India and the company continues to benefit from certain tax incentives for the units registered under the Special Economic Zones Act, 2005 (SEZ). However, the income tax incentives provided by the Government of India for STP units have expired, and all the STP units are now taxable. SEZ units which began providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

As of March 31, 2016, claims against the group not acknowledged as debts from the Indian Income tax authorities net of amount paid to statutory authorities of $662 million (4,383 crore) amounted to $1 million (7 crore).

As of March 31, 2015, claims against the group not acknowledged as debts from the Indian Income tax authorities net of amount paid to statutory authorities of $571 million (3,568 crore) amounted to less than $1 million (3 crore).

Payment of $662 million (4,383 crore) includes demands from the Indian Income tax authorities of $624 million (4,135 crore), including interest of $185 million (1,224 crore) upon completion of their tax assessment for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010 and fiscal 2011. $138 million ( 913 crores) paid during the year ended 31st March 2016 consequent to demand from tax authorities in India for fiscal 2011 towards denial of certain tax benefits. The company has filed an appeal with the income tax appellate authorities.

Demand for fiscal 2007, fiscal 2008 and fiscal 2009 includes disallowance of a portion of the deduction claimed by the company under Section 10A of the income Tax Act as determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010 and fiscal 2011 also includes disallowance of portion of profit earned outside India from the STP units under section 10A of the Income Tax Act and disallowance of profits earned from SEZ units under section 10AA of the Income Tax Act. The matters for fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income Tax (Appeals) Bangalore. The matter for fiscal 2010 and fiscal 2011 is pending before Hon’ble Income Tax Appellate Tribunal (ITAT) Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

2.12 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31,
	2016	2015
Basic earnings per equity share - weighted average number of equity shares outstanding(1)(2)	2,285,616,160	2,285,610,264
Effect of dilutive common equivalent shares	102,734	32,676
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	2,285,718,894	2,285,642,940

(1)	Excludes treasury shares
(2)	adjusted for bonus issues. Refer Note 2.17

For the year ended March 31, 2016 and March 31, 2015, there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.13 Related party transactions

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Transaction to acquire associate's stake:

(Dollars in millions)

Particulars	Year ended March 31, 2015
Financing transactions
Investment in DWA Nova LLC*	15
15

*	During the year ended March 31, 2015, the group acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of $15 million. The Company has made this investment to form a new company alongwith Dream Works Animation (DWA). The new company, DWA Nova LLC, will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products. As of March 31, 2016, Infosys Nova holds 16% of the equity interest in DWA Nova LLC.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(Dollars in millions)

	Year ended March 31,
	2016	2015
Salaries and other employee benefits to whole-time directors and executive officers(1)(2)(3)(4)	15	5
Commission and other benefits to non-executive/ independent directors	2	2
Total	17	7

(1)	Includes employee stock compensation expense of $1 million and less than $1 million for the year ended March 31, 2016 and March 31, 2015, respectively to CEO in line with the compensation plan approved by the shareholders.
(2)	Includes payables to CFO who stepped down w.e.f October 12, 2015.
(3)	Includes payment of variable pay amounting to $2.1 million for the year ended March 31, 2015 to CEO as decided by the Nomination and Remuneration committee in line with the compensation plan approved by the shareholders.
(4)	Includes provision for variable pay amounting to $4.33 million for the year ended March 31, 2016 to CEO. The shareholders in the EGM dated July 30, 2014 had approved a variable pay of $4.18 million at a target level and also authorized the Board to alter and vary the terms of remuneration. Accordingly , the Board based on the recommendations of the Nominations committee approved on April 15, 2016, $4.33 million as variable pay for the year ended March 31, 2016.

2.14 Segment Reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. During the year ended March 31, 2016, the Company reorganized some of its segments to enhance executive customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, Growth Markets (GMU) comprising enterprises in APAC (Asia Pacific) and Africa have been subsumed across the other verticals and businesses in India, Japan and China are run as standalone regional business units and Infosys Public services (IPS) is reviewed seperately by the Chief Operating Decision Maker (CODM). Further, the erstwhile manufacturing segment is now being reviewed as Hi-Tech, Manufacturing and others included in ECS. Consequent to the internal reorganizations, there were changes effected in the reportable business segments based on the "management approach" as defined in IFRS 8, Operating Segments. The CODM evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the Company are primarily enterprises in Financial Services (FS), enterprises in Manufacturing (MFG), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Hi-Tech (Hi-TECH), enterprises in Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. The FS reportable segments has been aggregated to include the Financial Services operating segment and the Finacle operating segment. All other segments represents the operating segments of businesses in India, Japan and China and IPS. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above changes in the composition of reportable business segments, the prior period comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for “all other segments” represents revenue generated by IPS and revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.14.1 Business Segments

Year ended March 31, 2016 and March 31, 2015

(Dollars in millions)

	FS	MFG	ECS	RCL	HILIFE	Hi-TECH	All other segments	Total
Revenues	2,590	1,047	2,061	1,556	1,231	756	260	9,501
	2,352	1,008	1,962	1,449	1,094	640	206	8,711
Identifiable operating expenses	1,248	555	944	742	585	371	156	4,601
	1,115	533	895	658	521	313	154	4,189
Allocated expenses	606	257	505	381	302	185	65	2,301
	541	245	478	353	266	156	50	2,089
Segment profit	736	235	612	433	344	200	39	2,599
	696	230	589	438	307	171	2	2,433
Unallocable expenses								224
								175
Operating profit								2,375
								2,258
Other income, net								476
								560
Share in associate's profit / (loss)								–
								–
Profit before Income taxes								2,851
								2,818
Income tax expense								799
								805
Net profit								2,052
								2,013
Depreciation and amortisation								222
								175
Non-cash expenses other than depreciation and amortisation								2
								–

2.14.2 Geographic Segments

Year ended March 31, 2016 and March 31, 2015

(Dollars in millions)

	North America	Europe	India	Rest of the World	Total
Revenues	5,957	2,186	246	1,112	9,501
	5,357	2,097	209	1,048	8,711
Identifiable operating expenses	2,936	1,060	109	496	4,601
	2,558	1,028	115	488	4,189
Allocated expenses	1,459	534	51	257	2,301
	1,303	508	44	234	2,089
Segment profit	1,562	592	86	359	2,599
	1,496	561	50	326	2,433
Unallocable expenses					224
					175
Operating profit					2,375
					2,258
Other income, net					476
					560
Share in associate's profit / (loss)					–
					–
Profit before Income taxes					2,851
					2,818
Income Tax expense					799
					805
Net profit					2,052
					2,013
Depreciation and amortisation					222
					175
Non-cash expenses other than depreciation and amortisation					2
					–

2.14.3 Significant clients

No client individually accounted for more than 10% of the revenues for the year ended March 31, 2016 and March 31, 2015.

2.15 Break-up of expenses

Cost of sales

(Dollars in millions)

	Year ended March 31,
	2016	2015
Employee benefit costs	4,627	4,299
Deferred purchase price pertaining to acquisition	23	41
Depreciation and amortisation	222	175
Travelling costs	250	219
Cost of technical sub-contractors	537	354
Cost of software packages for own use	111	139
Third party items bought for service delivery to clients	81	31
Operating lease payments	37	35
Communication costs	27	34
Repairs and maintenance	28	27
Provision for post-sales client support	1	6
Other expenses	6	14
Total	5,950	5,374

Sales and marketing expenses

(Dollars in millions)

	Year ended March 31,
	2016	2015
Employee benefit costs	403	389
Travelling costs	54	43
Branding and marketing	44	26
Operating lease payments	7	6
Consultancy and professional charges	7	3
Communication costs	3	4
Other expenses	4	9
Total	522	480

Administrative expenses

(Dollars in millions)

	Year ended March 31,
	2016	2015
Employee benefit costs	206	174
Consultancy and professional charges	107	65
Repairs and maintenance	131	97
Power and fuel	33	36
Communication costs	38	44
Travelling costs	41	35
Rates and taxes	17	21
Operating lease payments	11	9
Insurance charges	9	9
Provisions for doubtful trade receivable	(7)	29
Commission to non-whole time directors	1
Contributions towards Corporate Social Responsibility	33	42
Other expenses	34	38
Total	654	599

2.16 Dividends

The Board has increased dividend pay-out ratio from up to 40% to upto 50% of post-tax consolidated profits effective fiscal 2015.

The amount of per share dividend recognized as distributions to equity shareholders for the year ended March 31, 2016 includes final divided of 29.50/- per equity share ($0.47 per equity share) (not adjusted for June 17, 2015 bonus issue) and an interim dividend of 10/- per equity share ($0.15 per equity share).

The Board of Directors, in their meeting on October 12, 2015, declared an interim dividend of 10/- per equity share ($0.15 per equity share), which resulted in a net cash outflow of $423 million, (excluding dividend paid on treasury shares) inclusive of corporate dividend tax.

The Board of Directors, in their meeting on April 15, 2016, proposed a final dividend of 14.25 per equity share (approximately $0.22 per equity share). The proposal is subject to approval of the shareholders at the Annual General Meeting to be held on June 18, 2016 and if approved, would result in a cash outflow of approximately $592 million (excluding dividend paid on treasury shares), including corporate dividend tax

2.17 Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5/-. The Company has allotted 1,148,472,332 fully paid up equity shares of face value 5/- each during the three months ended June 30, 2015 pursuant to a bonus issue approved by the shareholders through postal ballot. Book closure date fixed by the Board was June 17, 2015. Bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan have been adjusted for bonus shares. 11,323,576 and 56,67,200 shares were held by controlled trust, as of March 31, 2016 and March 31, 2015, respectively.

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium. Amounts have been utilised for bonus issue from share premium account.